Exhibit 99.4

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2011. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2011 (000)
Share capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group shareholders’ equity
Called up share capital	2,342
Share premium account	6,284
Other reserves	2,815
Other shareholders’ funds	648
Retained earnings	44,121

Shareholders’ equity excluding non-controlling interests	56,210
Non-controlling interests	3,092

Total shareholders’ equity	59,302

Group indebtedness[1]
Subordinated liabilities[2]	24,870
Debt securities in issue[3]	129,736

Total indebtedness	154,606

Total capitalisation and indebtedness	213,908

Group contingent liabilities
Securities lending arrangements	35,996
Guarantees and letters of credit pledged as collateral security	14,181
Performance guarantees, acceptances and endorsements	8,706

Total contingent liabilities	58,883

Documentary credits and other short-term trade related transactions	1,358

Standby facilities, credit lines and other commitments	240,282

1	“Group indebtedness” includes interest accrued as at 31 December 2011 in accordance with International Financial Reporting Standards.

2

Following an invitation announced on 5 December 2011 to purchase certain securities for cash, the final settlement took place on 9 January 2012 whereby two subsidiaries of Barclays Bank PLC purchased in aggregate approximately £7 million nominal value of subordinated liabilities tendered after the early tender deadline and at the expiration deadline.

3	In addition to this there were £66,566 million of debt securities in issue accounted on a fair value basis as at 31 December 2011.

Barclays Bank PLC	1